EXHIBIT (12)

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 1999 – March 31, 2004

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31					12 Months Ended March 31, 2004	3 Months Ended March 31, 2004*
	1999	2000	2001	2002	2003
Fixed Charges, as Defined:
Interest on Long-Term Debt	$27,728	$29,987	$30,224	$32,264	$33,258	$33,411	$8,450
Other Interest	2,778	3,628	3,772	1,620	2,048	1,914	477
Preferred and Preference Stock Dividends	2,515	2,456	2,401	2,280	294	147	—
Amortization of Debt Discount and Expense	699	735	768	799	696	697	186
Interest Portion of Rentals	1,707	1,628	1,572	1,578	1,622	1,568	367

Total Fixed Charges, as defined	$35,427	$38,434	$38,737	$38,541	$37,918	$37,737	$9,480

Earnings, as Defined:
Net Income	$45,296	$50,224	$50,187	$43,792	$45,983	$52,191	$32,612
Taxes on Income	24,591	26,829	27,553	23,444	23,340	27,372	18,632
Fixed Charges, as above	35,427	38,434	38,737	38,541	37,918	37,737	9,480

Total Earnings, as defined	$105,314	$115,487	$116,477	$105,777	$107,241	$117,300	$60,724

Ratio of Earnings to Fixed Charges	2.97	3.00	3.01	2.74	2.83	3.11	6.41

For consistency in reporting, total fixed charges in all years include dividends on redeemable preferred and preference stock, which were reclassified as interest expense beginning July 1, 2003, upon adoption of SFAS No. 150. All shares of redeemable preferred and preference stock were redeemed prior to Dec. 31, 2003.

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.